UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTION 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-281116-01

XCF GLOBAL CAPITAL, INC.

(Exact name of registrant as specified in its charter)

2500 CityWest Blvd, Suite 150-138 Houston, TX 77042 (Address, including, zip code and telephone number, including area code of registrant’s principal executive offices)

Common Stock, par value $0.001 per share

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6¨	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1*

Effective June 6, 2025, in connection with the consummation of the transactions contemplated by that certain Business Combination Agreement dated as of March 11, 2024 by and among Focus Impact BH3 Acquisition Company (“Focus Impact”), Focus Impact BH3 NewCo, Inc., (“NewCo”), Focus Impact BH3 Merger Sub 1, LLC (“Merger Sub 1”), Focus Impact BH3 Merger Sub 2, Inc. (“Merger Sub 2”), and XCF Global Capital, Inc. (“XCF”), (i) Focus Impact merged into Merger Sub 1, with Merger Sub 1 being the surviving entity as a direct wholly owned subsidiary of NewCo, (ii) Merger Sub 2 merged with and into XCF, with XCF being the surviving corporation as a direct wholly owned subsidiary of NewCo, and (iii) NewCo changed its name to “XCF Global, Inc.” and continues as the sole stockholder of XCF, as the resulting entity of the merger between XCF and Merger Sub 2.

Pursuant to the requirements of the Securities Exchange Act of 1934, XCF Global Capital, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 13, 2025

XCF Global Capital, Inc.

By:	XCF Global, Inc., its sole stockholder

By:	/s/ Chris Cooper
Chris Cooper Chief Executive Officer